SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 29, 2004

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F    X                                          Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ___                                           No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ___                                           No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ___                                           No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. (the “Company”) is furnishing under cover of Form 6-K a press release dated September 28, 2004, announcing the release of Version 5 Release 14 (V5R14) of their product lifecycle management (PLM) portfolio.

Dassault Systèmes and IBM Announce Version 5
Release 14 of their Product Lifecycle
Management Portfolio

New version enables users to "Imagine and Work as a Global
Team" with advanced collaboration functionalities

Paris, France – September 28, 2004 – Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) and IBM today announced the release of Version 5 Release 14 (V5R14) of their product lifecycle management (PLM) portfolio, comprised of CATIA for collaborative product development, and ENOVIA and SMARTEAM for product data and life cycle management, collaboration, and decision support. Concurrently, Dassault Systèmes announced V5R14 of DELMIA for digital development of factory and production processes.

The new release “Imagine and Work as a Global Team” introduces breakthrough technologies for industrial design and improved collaborative product development. For example, a new Workpackage Exchange product enables companies across the value chain to exchange detailed product definitions, promote concurrent relational design, and protect corporate intellectual property.

A revolutionary new CATIA Imagine and Shape product extends V5 PLM to industrial designers by enabling them to explore product ideas more rapidly, while permitting last-minute styling modifications for greater product success.

A new web-based ENOVIA LCA navigator provides role-specific access to PLM information throughout the enterprise. Engineers and non-engineers alike can navigate product, process, and resource information they require to perform their jobs.

“V5R14 will extend the breakthrough success we attained with the virtual development platform for the Falcon 7X,” said Jacques Pellas, CIO, Dassault Aviation. “It will enable us to broaden the scope of PLM to include 7X digital support and operational maintenance. V5 PLM is essential to us as we build the most efficient and competitive aircraft in its category.”

“As a supplier of gas turbine engines and a partner of the Falcon 7X program, we demonstrated the efficiency of the global collaborative workspace, thus increasing our pace of innovation,” said Amal Girgis, CIO, Pratt & Whitney Canada. “V5 PLM Solutions give us world-class tools for collaborative innovation while improving data exchange, integrity, and security.”

“The Chrysler Group of DaimlerChrysler AG is leveraging the power of the full V5 solution suite in the vehicle product development process,” said Ron Bienkowski, director, Technical Computer Center, Chrysler Group, DaimlerChrysler Corp. “This means that each of our V5 users will be a power user. In this context, the VPM Navigator will effectively manage vehicle product data. The CATIA embedded user interface enables our engineers to work quickly and effectively in the context of their activity as part of the whole vehicle product definition.”

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The V5R14 product portfolio brings business value to manufacturers in the following areas:

Global Collaborative Workspace – V5R14 strengthens collaboration across the value chain, enabling companies to work as one with their customers and partners to develop industry leading products. Along with the new Workpackage Exchange product, V5R14 also offers new products for communication between OEMs and suppliers in the virtual product development environment, and for co-design among designers informally working together on the same design either in real-time or in asynchronous mode.

Innovation Catalyst – In addition to the CATIA Imagine and Shape product, V5R14 offers enhancements to Functional Modeling that extend to molded and cast parts. The release provides improved design-to-simulation capabilities for composite parts and new and improved Industry Solutions for Aerospace Structures Engineering, Integrated Mechanical Product Development for the Electronics industry, and Collaborative System Engineering.

Personalized Navigation – The ENOVIA LCA Navigator improves productivity by enabling all users in an extended enterprise to navigate Product, Process, and Resource definitions. It offers 2D/3D Web viewing, instant collaboration, and lifecycle management services. An enhanced VPM Navigator includes capabilities for easier session building, faster navigation, and extended relational design support. The release also offers faster retrieval of product-related process and resource information from the Manufacturing Hub, and improved SMARTEAM web-based client capabilities.

Capture, Protect and Reuse Intellectual Property – V5R14 introduces new Technological Packages in the Engineering Hub comprised of rules, specifications, and tolerancing data, enabling companies to capitalize on their valuable intellectual property by capturing, protecting, and reusing their corporate knowledge assets.

Proven, Open, and Standard – The new release incorporates specialized PLM technology from new CAA V5 software community members such as Galaxia, Metrologic, Noesis, and Lattice Technology, bringing to 48 the total number of CAA V5 SCP partners.

“With V5R14, we are expanding on our strategy of collaboration and innovation with major advances in areas such as easy PLM navigation, imaginative design, and global collaborative PLM,” said Bernard Charlès, president and CEO, Dassault Systèmes. “The web-based ENOVIA LCA Navigator opens PLM to new categories of users and sets new standards for accessibility and openness.”

V5R14 Brand Highlights: for detailed V5R14 brand information, visit http://plm.3ds.com/V5R14

CATIA for collaborative product development – In addition to Imagine and Shape, CATIA V5R14 broadens the use of collaborative engineering across the extended enterprise with the new CATIA — Instant Collaborative Design product and offers advanced capacities for exchanging and reconciling engineering packages. It also bolsters the revolutionary CATIA — Functional Molded Part product to address casting parts modeling for the Automotive and F&A industries.

ENOVIA for product data and lifecycle management and decision support – ENOVIA V5R14 extends the capabilities of next-generation VPM with 3D session building. It also extends ENOVIA LCA to web-based applications that are: easy to deploy on top of enterprise middleware; easy to learn; and work with DELMIA to deliver engineering-to-manufacturing common change management.

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SMARTEAM for product lifecycle collaboration – SMARTEAM V5R14 delivers expanded industry and cross-industry business process solutions through accelerated PLM deployment of optimized product development, and enhances management of fully integrated product and project data, facilitating productivity, knowledge reuse, and use of resources.

DELMIA for digital development of factory and production processes – DELMIA V5R14 refines the solutions for Final Assembly with the DELMIA — Electrical Harness Process Simulation product. It also provides process planners with easy-to-use machining feature tolerancing capabilities with the new DELMIA — Machining Tolerancing Assistant product.

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About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of “e-business” solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systèmes
As world leader in three-dimensional product lifecycle management (PLM) solutions, the Dassault Systèmes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes 3D PLM integrated solutions for product development (CATIA®, ENOVIA®, DELMIA®, SMARTEAM®), mainstream 3D product design tools (SolidWorks), and 3D components (ACIS®) from Spatial Corp. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systèmes is available at http://www.3ds.com

Dassault Systèmes Press Contacts: Anthony Maréchal +33 1 55 49 84 21 anthony_marechal@ds-fr.com Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com	IBM Press Contact: Zohra Dali +33 1 49 05 53 64 zohradali@fr.ibm.com	Dassault Systèmes Investor Contacts: Emma Rutherford, Harriet Keen Financial Dynamics +44 207 831 3113

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2004	DASSAULT SYSTEMES S.A. By: /s/ Thibault de Tersant Name: Thibault de Tersant Title: Executive Vice President, Finance and Administration